EXHIBIT 99.1

Equinor ASA: Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly re-elects all the shareholder elected members of Equinor ASA’s board of directors.

The nomination committee recommends a re-election of Jon Erik Reinhardsen as chair and re-election of Jeroen van der Veer as deputy chair of the board, in addition to re-election of Bjørn Tore Godal, Rebekka Glasser Herlofsen, Anne Drinkwater, Jonathan Lewis, Finn Bjørn Ruyter and Tove Andersen as shareholder-elected members of Equinor ASA’s board of directors. The nomination committee has emphasized the importance of continuity in the board at a time when the company is rapidly changing, including new corporate executive committee.

The election to Equinor's board of directors takes place in the company's corporate assembly meeting Tuesday 8 June 2021. It is proposed that the election enters into effect from 1 July 2021 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2022.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act